AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1996

                                                   Registration No. 333-________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                           ---------------------------


                            U.S. HOMECARE CORPORATION
             (Exact name of Registrant as specified in its charter)

                           ---------------------------


            New York                                         13-2853680
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                         Identification Number)



                                 750 Main Street
                           Hartford, Connecticut 06103
                                 (860) 278-7242
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                           ---------------------------

                                G. Robert O'Brien
                 President, Chief Executive Officer and Director
                            U.S. HomeCare Corporation
                                 750 Main Street
                               Hartford, CT 06103
                                 (860) 278-7242

            (Name, address, including zip code, and telephone number,
              including area code, of agent for service of process)

                           ---------------------------

                                   Copies to:
                            Ellen B. Corenswet, Esq.
                            Luci Staller Altman, Esq.
                         Brobeck, Phleger & Harrison LLP
                           1301 Avenue of the Americas
                            New York, New York 10019

                           ---------------------------


        Approximate date of commencement of proposed sale to the public:

  As soon as practicable after this Registration Statement becomes effective.

                           ---------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: | |

     If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box: X

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |

                                                   CALCULATION OF REGISTRATION FEE

====================================================================================================================================
  Title of each Class of                                Proposed Maximum Offering       Proposed Maximum            Amount of
Security being registered       Amount being Registered     Price Per Share(1)      Aggregate Offering Price(1)   Registration Fee
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value (2)    8,798,058 Shares             $2.28125                 $20,070,570                 $6,921
====================================================================================================================================

(1) Estimated pursuant to Rule 457(c) solely for the purpose of computing the registration fee based upon the average of the high and low prices of the Common Stock, as reported on the Nasdaq National Market as of a date which is within five business days of the date of this Registration Statement.

(2) Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued as a result of anti-dilution provisions.

                           ---------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

================================================================================

PROSPECTUS

                                8,798,058 Shares

                            U.S. HOMECARE CORPORATION

                                  Common Stock

                           ---------------------------


     This Prospectus relates to the public offering, which is not being underwritten, of up to 8,798,058 shares of Common Stock, par value $.01 per share (the "Common Stock"), of U.S. HomeCare Corporation ("U.S. HomeCare" or the "Company"). Of these shares, 2,074,996 shares ("Warrant Shares") are issuable by the Company upon the exercise of outstanding warrants (each, a "Warrant"), 6,571,380 shares ("Preferred Shares") are issuable upon conversion of the Company's $35.00 6% Convertible Preferred Stock (the "$35.00 Preferred Stock"), and 151,682 shares ("Dividend Shares") have been issued as of September 30, 1995. The Warrant Shares, Preferred Shares, and Dividend Shares (collectively, the "Shares") may be offered by holders of the Dividend Shares and by current holders of the $35.00 Preferred Stock and Warrants who subsequently convert such $35.00 Preferred Stock or exercise such Warrants (collectively, the "Selling Shareholders").

     The Shares may be offered by the Selling Shareholders from time to time in transactions on the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). To the extent required, the specific Shares to be sold, the names of the Selling Shareholders, the public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Selling Shareholders" and "Plan of Distribution."

     None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. Upon the issuance of all of the Warrant Shares, the Company will receive aggregate proceeds of up to $3,631,243. See "Issuance of the Warrant Shares and Use of Proceeds." The Company has agreed to bear certain expenses (other than selling commissions and fees and expenses of certain advisors to the Selling Shareholders) in connection with the registration of the Shares. The Company has agreed to indemnify certain of the Selling Shareholders and their affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Certain of the Selling Shareholders have agreed to indemnify the Company and its affiliates against certain liabilities, including liabilities under the Securities Act under certain circumstances.

           AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH
                  DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3.

                           ---------------------------

     The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "USHO." The last reported sale price of the Company's Common Stock on the Nasdaq National Market on May 17, 1996 was $2.125 per share.

                           ---------------------------

     The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" herein for a description of indemnification arrangements.

                           ---------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                           ---------------------------


                   The date of this Prospectus is May 30, 1996

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholder or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and the schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to such exhibit. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected, and copies of such material may be obtained upon payment of the prescribed fees, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Avenue, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

     The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                      INFORMATION INCORPORATED BY REFERENCE

     The following document filed with the Commission is hereby incorporated by reference in this Prospectus and shall be deemed to be part hereof: (1) the Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K"); (2) the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1996 (the "Form 10-Q"); and (3) the Proxy Statement of the Company dated May 14, 1996 in connection with the Annual Meeting of Shareholders to be held on June 6, 1996 (the "Proxy Statement").

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be submitted in writing to the Secretary, U.S. HomeCare Corporation, 750 Main Street, Hartford, Connecticut 06103.

                                   THE COMPANY

         The Company was incorporated in New York in April 1986. The Company's principal offices are located at 750 Main Street, Hartford, Connecticut 06103 and its telephone number is (860) 278-7242.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk and should not be made by any investors who cannot afford the loss of their entire investment. In addition, this Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements and in making any investment decisions, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth in this "Risk Factors" section, which could cause actual results to differ materially from those indicated by such forward-looking statements.

History of Losses and Decline in Revenues

     The Company incurred net losses of $1.8 million, $26.8 million and $7.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. In 1995, the Company reported net revenues of $71.2 million compared with net revenues of $79.1 million in 1994 and $90.1 million in 1993. The Company made provisions for restructuring, bad debt allowances, and Medicare cost report adjustments and assessments during 1993 and 1994, which adversely affected revenues and profits. The provisions for restructuring and Medicare cost report adjustments and assessments which required cash payments during 1995 that will continue primarily through 1996. The decline in the Company's net revenues from 1994 to 1995 resulted primarily from a decline of $8.4 million from infusion therapy services as a result of the implementation of more stringent standards for accepting new patients and from intense competition in infusion therapy services. The Company's operating losses and the decline in the Company's revenues from 1993 to 1994 were primarily attributable to a $2.0 million reduction in infusion therapy revenues as well as a $9.0 million decline in revenues from its South Florida operations and development offices, all of which have been sold or closed. There can be no assurance that the Company's revenues will increase in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1995 Form 10-K.

Negative Operating Cash Flow

     In order to fund operations during 1994 and 1995, the Company issued securities and borrowed funds. The cash flow from operations has not been sufficient to meet its debt service and other obligations. The cash flow from operations disclosed in the December 31, 1993 and 1994 Consolidated Statement of Cash Flows were positive, primarily from the sale of receivables pursuant to the Company's Receivables Purchase and Servicing Agreement (the "Securitization Program"). Borrowings under the Securitization Program reduced the availability under the Company's revolving line of credit (the "RLOC"). The Company continues to operate under severe cash flow pressure primarily because collections of accounts receivable have not met expectations and extraordinary payments have been required for professional fees, continuing Medicare settlements in Florida and cash requirements related to closed operations. Although the Company has reduced on-going overhead and has slowed payments to vendors since 1994, operating cash out-flows continued to outpace in-flows through 1995. In the event that the Company experiences continuing negative cash flow, the Company may need additional external financing to meet its working capital requirements. There can be no assurance that the Company will have sufficient funds to pay its debt obligations when they become due in March 1997 or to pay vendors on a timely basis or that it will achieve positive operating cash flow in the future. See "Management's Discussion and Analysis of Financial Condition" and "Results of Operations" in the 1995 Form 10-K.

History of Noncompliance with Financial Covenants under the Company's Financing Facilities

     The Company's $9.0 million RLOC and its $3.0 million subordinated credit facility (the "Subordinated Credit Facility") include certain financial covenants. Should the Company fail to comply with any of these covenants, the banks and the Connecticut Development Authority (the "CDA"), which guaranteed the Subordinated Credit Facility, would have the right to declare the amounts outstanding under the RLOC and the Subordinated Credit Facility, as well as the amounts outstanding under the Securitization Program, immediately due and payable upon notice. Several times in the past, the Company has not been in compliance with certain of these covenants but obtained waivers from the banks. If the Company does not remain in compliance with its financial covenants in the future, there can be no assurance that the banks will grant waivers or otherwise refrain from declaring a default under the RLOC, the Credit Facility or the Securitization Program. No assurance can be given that if the banks declared the Company to be in default of its obligations to them, the Company would be able to obtain a substitute line of credit or other additional external financing or that, if obtained, such financing would be on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1995 Form 10-K.

Possible Need for Additional Financing

     The Company relies on accounts receivable financing to fund working capital for current operations. If the Company continues to experience negative cash flow, the Company may need additional external financing to meet its working capital requirements. There can be no assurance that such financing will be available when needed or, if available, that it will be available on terms acceptable to the Company.

Collectibility of Accounts Receivable; Adequacy of Billing and Collections
Process

     The Company wrote off or reserved significant amounts with respect to its accounts receivable in 1995 largely related to its closed operations. During 1995, the Company revised its methodology for determining appropriate reserves for uncollectible accounts, which was $3.0 million at December 31, 1995. The Company has also increased the amount of allowances and contractual discounts it records with respect to certain infusion therapy receivables, which reserves are based on the Company's estimate of collectible amounts. However, there can be no assurance that actual collections of accounts receivable will not differ from the amounts recorded and/or the projected timing of those collections. Furthermore, the Company has experienced problems with its billing and collection systems and procedures and has begun to upgrade its systems. There can be no assurance that such upgrade will be successfully accomplished or, if accomplished, will improve collections. Failure to collect existing and future accounts receivable could result in further cash flow problems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in 1995 Form 10-K.

Relationships with Referral Sources

     The development and growth of the Company's business depends to a significant extent on its ability to establish and maintain close working relationships with home care and social service agencies, hospitals, clinics, nursing homes, physicians and physician groups, health maintenance organizations and other health care providers. There can be no assurance that the Company's existing relationships with these referral sources will be successfully maintained or that additional relationships will be successfully developed and maintained. In March 1994, VNS HomeCare ("VNS"), a non-profit home health care institution in New York City, informed the Company that it intended to reduce the Company's overall caseload. Consequently, the Company's net revenues attributable to VNS declined from $11.9 million (13%) for the year ended December 31, 1993 to $8.8 million (11%) for the year ended December 31, 1994, and to $6.2 million (8.7%) for the year ended December 31, 1995. The Company has met with VNS representatives to address VNS' concerns and to review the Company's performance. The Company's performance ratings with VNS have improved significantly and the Company believes that its VNS caseload has stabilized and may increase over time. However, there can be no assurance that this will occur or that net revenues from this relationship will return to their previous levels. The Company's continuing financial difficulties may also adversely affect its relationships with referral sources in the future.

Uncertainties Associated with the Company's Restructuring Program

     In the third quarter of 1994, the Company adopted a restructuring plan to improve profitability and competitiveness and established a restructuring reserve of $7.65 million to reflect the estimated costs of implementing this plan. The restructuring plan encompassed management changes, additional equity financing, cessation of Florida operations, consolidation of the Company's infusion therapy operations and closing of development offices. Even with the sale of the Florida operations which was consummated in December 1995, the Company may incur additional liabilities or be required to make further adjustments to its financial statements as a result of its past operations in Florida. In addition, the costs associated with closing the development offices and certain of its pharmacy operations could prove to be greater than anticipated. There can be no assurance that the Company will be able to fully implement its restructuring plan or that, even if successfully implemented, such strategy will ultimately prove effective in returning the Company to profitability.

Dependence on Reimbursement by Third Party Payors

     A substantial portion of the Company's revenues are derived from government-sponsored health care programs, particularly New York State Medicaid and the federal Medicare program. Although direct payments from New York State Medicaid are not significant, the Company derives significant revenues indirectly from the Medicaid program through contracts with local government agencies, such as the Department of Social Services of Westchester County, and through referrals from Medicare-certified non-profit institutions such as VNS. As a result, the Company would likely be adversely affected by any rate freezes, payment delays, cutbacks in coverage or any other adverse actions taken by New York State and there can be no assurance that such actions will not be taken in the future.

     Governmental and third-party payors have taken extensive steps intended to contain or reduce payments made to health care providers such as the Company. These steps have included, among others, changes in reimbursement methodologies, changes in services covered, increased utilization review of services, negotiated prospective or discounted contract pricing and adoption of a competitive bid approach to service contracts. Managed care and related cost containment efforts are expected to continue in the future. Home health care, which is generally less costly than hospital-based care, has generally benefitted from many of these cost containment efforts. As expenditures in the home health care market continue to grow, however, initiatives aimed at reducing the cost of health care delivery at non-hospital sites are increasing. For example, several state Medicaid programs, in an effort to contain the cost of health care and in light of state budgetary constraints, have reduced their payment rates and have narrowed the scope of covered services. Such initiatives are expected to continue in the future. A significant change in coverage or a reduction in payment rates for the types of health care services provided by the Company could have a material adverse effect upon the Company's business and results of operations.

     For each office in which the Company is certified to participate in the Medicare program, the Company is required to file annual cost reports to establish its reimbursement rate per Medicare visit for that office. Such reimbursement rates are subject to audit and retroactive adjustment by the Medicare fiscal intermediaries for the geographic areas in which the Company's Medicare-certified offices are located. The Company's Medicare cost reports for its now discontinued Florida operations were audited by Aetna, the Florida Medicare fiscal intermediary, for fiscal years (which end June 30 of each year) through 1993 and, for fiscal year 1993, Aetna made material adjustments to the Company's reimbursement rate per visit. As a result, the Company was assessed significant amounts for overpayments made by Aetna for visits that were disallowed for reimbursement and had its prospective reimbursement rate reduced based on that audit. These actions had a material adverse effect on the Company's financial condition and results of operations in 1993 and 1994. The cost reports filed by the Company for the fiscal year ended June 30, 1994, the calendar year ended December 31, 1994 (on July 1, 1994, the Company commenced filing cost reports on a calendar year basis) and the calendar year ended December 31, 1995 have not yet been settled with Aetna or with any of the Company's other fiscal intermediaries for its other operations. The Company took certain actions which it believes lessened the likelihood that it will experience material adjustments to its unaudited cost reports for its Medicare operations. These actions include the creation in the third quarter of 1994 of a $380,000 reserve for future cost report adjustments and a series of interim cost reports filed during the course of calendar 1995 which in certain cases resulted in adjustments to its prospective reimbursement rates for calendar 1995. However, there can be no assurance that audits of the fiscal 1994 and calendar 1994 and 1995 cost reports will not result in future material assessments against the Company or reductions in revenues recorded and not yet reimbursed.

     Part of the Company's strategy is to increase its business with third party payors involved in managed care, such as health maintenance organizations and preferred provider organizations. An increase in these contracts could reduce the profit margin for the Company's business because managed care payors typically reimburse at lower rates and limit service coverage to a greater extent than other non-governmental third party payors, such as indemnity insurance providers. The Company is unable to predict how quickly, if at all, its managed care business will increase and whether increased business in this segment will have a material effect on the Company's business or results of operations.

Potential Adverse Effect of Litigation

     In July 1993, in HIPS v. USHC Infusion, et al., Index No. 117835/93 (Supreme Court, State of New York, New York County), Home Infusion Pharmaceutical Services, Inc. ("HIPS") sued, on a motion for summary judgment in lieu of complaint, to enforce the payment of promissory notes in the face amount of $4.5 million and approximately $880,000 in consulting fees in connection with the acquisition (the "Acquisition") of assets (or an interest therein) from HIPS and its affiliate Abel Health Management Services, Inc. (collectively "HIPS/Abel") and their principal, Edward J. Abel ("Abel"). In September 1994, the Court denied HIPS's motion for summary judgment and instructed HIPS to bring a plenary suit on the promissory notes. In October 1994, HIPS brought such a suit and Abel joined in the suit, seeking payment on the consulting agreement. In November 1994, the Company answered the complaint and counterclaimed for rescission of the Acquisition, fraudulent inducement, fraud, breach of contract, breach of the covenant of good faith and fair dealing, and for a declaratory judgment relieving it of any further purported obligations in connection with the Acquisition. In September 1995, HIPS moved to dismiss certain of the Company's counterclaims. On February 29, 1996 the Court denied HIPS's motion, except that it struck the Company's request for the imposition of punitive damages. Although the Company believes that its position in the HIPS/Abel litigation is meritorious, the ultimate outcome of this matter cannot presently be determined and there can be no assurance that such outcome would not have a material adverse effect on the Company's operations and financial condition. A reserve has been established in the Company's consolidated financial statements for specified amounts in connection with the resolution of this matter.

     A second litigation proceeding, Kingsland Associates v. Abel Health Management Services, Inc. and U.S. HomeCare Infusion Therapy Products Corporation, Index No. 14294/93 (Supreme Court of the State of New York, Nassau County), also arises from the Acquisition. Based on the Asset Purchase Agreement provision regarding USHC Infusion's assumption of certain liabilities in connection with the Acquisition, Abel Health Management Services, Inc. ("AHMS") has impleaded USHC Infusion into these cases brought by Kingsland Associates ("Kingsland") in connection with AHMS's abandonment of three suites of offices. Kingsland has also asserted a claim directly against USHC Infusion. Kingsland seeks damages in excess of $50,000, approximately $325,000 in rent, attorneys' fees and rent escalation amounts. USHC Infusion filed an answer on November 5, 1993, asserting, among other defenses, that because of AHMS's breaches of contract and torts in connection with the Acquisition, as alleged in USHC Infusion, et al. v. HIPS, USHC infusion is not liable to AHMS and therefore is not liable to Kingsland. In August 1995, AHMS moved to dismiss certain of USHC Infusion's affirmative defenses. On March 22, 1996, the Court granted the motion in part, denied it in part, certified the case for trial, and ordered AHMS to participate in certain discovery noticed by the Company. In so doing, the Court upheld the same defenses that were upheld in the HIPS litigation.

     In consideration for the Company's original acquisition of Reliable Nurses Aides of Westchester, Inc. in 1986, the Company issued to the sellers a series of 9% convertible subordinated debentures. The Company asserted a claim against the sellers in connection with the acquisition, relating to the financial statement presentation of certain items, and in connection therewith withheld $284,000 of principal payments plus interest to offset such claim. The sellers filed suit against the Company and the sellers' accountants in December 1988 seeking payment of amounts due including interest at a rate of 9% per annum from June 1987 (Smith, Katz and Cole v. U.S. HomeCare Corporation, et al., Supreme Court of the State of New York, Nassau County). The suit is currently in the pre-trial discovery phase. The Company does not believe that the resolution of this matter will have a material adverse effect on the Company's consolidated financial statements.

Government Regulation

     The Company and the health care industry generally are subject to extensive and frequently changing state and federal regulation governing the dispensing, distributing and compounding of prescription products, the provision of home health care services and home infusion services, the licensing of branch offices, certification of home health agencies and the licensing of professionals. In addition, state and federal fraud and abuse laws prohibit, among other things, the payment of remuneration for patient or business referrals. New laws and regulations are enacted from time to time to regulate new and existing services and products in the home health care industry, and any changes in the laws or regulations or new interpretations of existing laws or regulations could have an adverse effect on the Company's methods and costs of doing business. Further, failure by the Company to comply with applicable laws could adversely affect the Company's ability to continue to provide, or receive reimbursement for, its services from Medicare, Medicaid and other third party payors and also could subject the Company and its officers to civil and criminal penalties.

     In New York State, a certificate of need ("CON") must be obtained in order to be certified to participate in the Medicare and Medicaid programs. The Company does not have CONs covering its metropolitan New York branches and is therefore not certified as a Medicare provider for such branches. A majority of the Company's business in metropolitan New York is therefore derived as a subcontractor to Medicare-certified and Medicaid- certified agencies such as VNS. In upstate New York (which was an acquired operation) the Company does have CONs.

     The Company is also subject to laws and regulations pertaining to the environment, health and safety. If the Company were found to be in violation of any such laws and regulations, it could have a material adverse effect on its business and financial condition.

Limitation on Net Operating Loss Carryforwards

     At December 31, 1995, the Company estimated that for United States federal income tax purposes, it had consolidated net operating loss carryforwards of approximately $21.0 million. The availability of these carryforwards to offset future taxable income of the Company, if any, is subject to various limitations under the Internal Revenue Code (the "Code"). In particular, the Company's ability to utilize such carryforwards would be restricted due to the occurrence of an "ownership change" within the meaning of Section 382 of the Code. Any "ownership change" pursuant to Section 382 of the Code will result in limitations on the Company's ability to utilize its net operating loss carryforwards to offset taxable income, including the timing of such utilization. In February 1995, the Company completed the offering of $35.00 Preferred Stock which it believes did not result in an "ownership change."

Health Care Reform

     Political, economic and regulatory influences are likely to lead to fundamental change in the health care industry in the United States. Numerous proposals for comprehensive reform of the nation's health care system have been introduced in Congress. Many approaches have been considered, including mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to health care delivery systems. In addition, some of the states in which the Company operates are considering various health care reform proposals. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate of these issues will continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, reforms will be adopted, when they may be adopted, or what impact they may have on the Company. In addition, the cost and service considerations which have generated proposals for health care reform have also resulted in, and are expected to continue to result in, strategic realignments and combinations in the health care industry which may, over time, have a significant impact on the Company's strategic direction and results of operations. The actual announcement of reform proposals and the investment communities' reaction to such proposals, announcements by competitors and payors of their strategies to respond to reform initiatives and general industry conditions have produced and may continue to produce volatility in the trading and market price of the Company's Common Stock and for securities of health care companies generally.

Ability to Attract Key Management and Dependence on Health Care Professionals

     The Company's future success will depend in large part on its ability to attract and retain senior management personnel and branch-level management. In addition, the Company is highly dependent on its staff of professional nurses and its other health care professionals and paraprofessionals. Competition for qualified management personnel and health care professionals and paraprofessionals is strong. The inability to attract, retain or motivate management and sufficient numbers of qualified health care professionals and paraprofessionals could adversely affect the Company's business and prospects. Although the Company has been generally able to meet its staffing requirements for professional nurses and other health care staff, the Company has experienced occasional staffing shortages at certain of its offices, and an increase in competition, or a decline in its ability to meet its staffing needs in the future could have a material adverse effect on the Company's profitability and on the Company's ability to maintain or increase its patient base at certain or all of its branch offices.

Liability and Insurance

     The Company's services subject it to liability risk. Malpractice claims may be asserted against the Company if its services are alleged to have resulted in patient injury or other adverse effects. The Company has from time to time been subject to such suits in the ordinary course of its business. There can be no assurance that future claims will not be made or that such claims, if made, will not materially and adversely affect the Company's business or financial condition. The Company currently maintains liability insurance in the amount of $2.0 million per occurrence and $6.0 million in the aggregate. There can be no assurance that the coverage limits of the Company's insurance policies will be adequate. In addition, while the Company has been able to obtain liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on acceptable terms or at all. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect upon the Company's business and financial condition. Claims against the Company, regardless of their merits or eventual outcome, also may have a material adverse effect upon the Company's reputation and business.

Competition

     The home health care market is highly competitive and is divided among a large number of providers, some of which are national providers, but most of which are either regional or local providers. Certain of the Company's competitors and potential competitors have significantly greater financial, technical and marketing and sales resources than the Company and may, in certain locations, possess licenses or certificates (for example, CONs in New York State) that permit them to provide services that the Company cannot currently provide. There can be no assurance that the Company will not encounter increased competition in the future that could limit the Company's ability to maintain or increase its business and could adversely affect the Company's operating results.

Potential Volatility of Stock Price

     There has been significant volatility in the market prices of securities of the Company and of health care companies in general. The Company believes factors such as legislative and regulatory developments and quarterly variations in financial results have caused the market price of its Common Stock to fluctuate substantially. In addition, the stock market has experienced volatility that has particularly affected the market prices of many health care service companies' stocks and that often has been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of the Common Stock.

Dividends Unlikely

     The Company has never declared or paid any cash dividends on its capital stock. In addition, the Company's RLOC and 9% convertible subordinated debentures prohibit the payment of cash dividends on the Company's capital stock without prior consent. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The Company has paid dividends on its outstanding $35.00 Preferred Stock with Common Stock.

                                               SELLING SHAREHOLDERS

         The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Shareholders as of April 30, 1996. Except as indicated, none of the Selling Shareholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. The Shares offered by this Prospectus may be offered from time to time by the Selling Shareholders. See "Plan of Distribution."

                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                                                                --------------------------
                                               Number of Shares         Number of Shares
                                              Beneficially Owned           Registered            Number
Name of Selling Shareholder                   Prior to Offering        for Sale Hereby(2)       of Shares          Percent
- ---------------------------                   -----------------        ------------------       ---------          -------
1501 L. C.                                             15,839                   15,296                543                *

ABDM Partners                                         165,522(3)               160,343(3)           5,179                *

A.J.P.V. CO.                                           95,046                   91,784              3,262                *

Arthur T. Anderson                                    105,608                  101,982              3,626                *

Mansour I. Y. Badr                                     66,204(4)                64,133(4)           2,071                *

George L. Ball                                         84,486                   81,586              2,900                *

Susan Huffard Ball                                     42,242                   40,793              1,449                *

Bank of Butterfield & Son Ltd.                         15,839                   15,296                543                *
  #681899

Judith Berman                                          15,839                   15,296                543                *

Ghulam Bombaywala                                      31,680                   30,594              1,086                *

David Bromberg                                         11,361                   10,972                389                *

The Gene F. Bruyette Living Trust,                     21,119                   20,396                723                *
Gene F. Bruyette, Trustee

Lewis W. Caspe                                         42,242                   40,793              1,449                *

John T. Cater                                          15,839                   15,296                543                *

E. Dean Catlett and Joann                              21,119                   20,396                723                *
  Catlett

Michael S. Chadwick                                     6,333                    6,118                215                *

The Chase Manhattan Bank, N.A.                        425,000(5)               425,000(5)              --                *

Ray C. Childress and                                   21,119                   20,396                723                *
  Kara S. Childress

Melville Lockert Cody                                   4,222                    4,078                144                *

Courtney Lyle Cohn                                     54,323                   52,459              1,864                *

Ann Lindsay Cohn                                       54,323                   52,459              1,864                *

Morton A. Cohn                                        295,705                  285,553             10,152                *

Connecticut Development Authority                     750,000(6)               750,000(6)              --                *

Dale W. Conrad and Reba J.                             21,119                   20,396                723                *
  Conrad, JTWROS


                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                                                                --------------------------
                                               Number of Shares         Number of Shares
                                              Beneficially Owned           Registered            Number
Name of Selling Shareholder                   Prior to Offering        for Sale Hereby(2)       of Shares          Percent
- ---------------------------                   -----------------        ------------------       ---------          -------
Continental Marine Service                             21,119                   20,396                723                *
   Life Insurance Company Ltd.

David W. Cook                                          31,680                   30,594              1,086                *

Creditanstalt Bankverein                              325,000(7)               325,000(7)              --                *

Thomas W. Custer                                       21,119                   20,396                723                *

William M. DeArman                                     23,102                   22,379                723                *

Delaware Charter Guarantee                             31,680                   30,594              1,086                *
  & Trust Custodian FBO Michael
  W. Mitchell, IRA DTD 1/27/95

Delaware Charter Guarantee                             15,839                   15,296                543                *
  & Trust Custodian FBO James T.
  Ulmer Jr., IRA DTD 4/6/93

Delaware Charter Guarantee                             31,680                   30,594              1,086                *
  & Trust Custodian FBO Bruce
  Van Horn IRA DTD 3/17/94

Donald L. Dell Trustee                                 21,119                   20,396                723                *
  Donald L. Dell Revocable Trust
  dated 6/8/93

Louis Del Homme                                        54,323                   52,459              1,864                *

John E. Drury                                         330,936                  319,553             11,383                *

Wayne B. Duddlesten                                    63,363                   61,189              2,174                *

Don L. Fitch                                           15,839                   15,296                543                *

Frost Family I, Ltd.                                  221,218                  203,966             17,252                *

Emilio A. Fusco or Mary G. Fusco,                      63,363                   61,189              2,174                *
  JTWROS

Jerald Gibbs                                           15,839                   15,296                543                *

Courtney C. Gibson                                     21,119                   20,396                723                *

William N. Goodwin                                     21,119                   20,396                723                *

Tolar N. Hamblen, III                                  15,839                   15,296                543                *

John V. Hazleton, Jr.                                  20,839                   15,296              5,543                *

Edward F. Heil, Trustee for                            31,680                   30,594              1,086                *
  Edward F. Heil, Jr. Irrevocable Trust
  Agreement #2 dated 12/1/83

Edward F. Heil, Trustee for                            31,680                   30,594              1,086                *
  Karen Heil Irrevocable Trust
  Agreement #2 dated 12/1/83

Edward F. Heil, Trustee for                            31,680                   30,594              1,086                *
  Sandra Heil Irrevocable Trust
  Agreement #2 dated 12/1/83

                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                                                                --------------------------
                                               Number of Shares         Number of Shares
                                              Beneficially Owned           Registered            Number
Name of Selling Shareholder                   Prior to Offering        for Sale Hereby(2)       of Shares          Percent
- ---------------------------                   -----------------        ------------------       ---------          -------
William K. Herbold & Norma Herbold                     15,839                   15,296                543                *

Huffard Family Partnership                             31,680                   30,594              1,086                *

Scott Hunsaker                                         15,839                   15,296                543                *

Miles A. Hutson                                        15,839                   15,296                543                *

IGI Holdings, Inc.                                     83,258(8)                80,670(8)           2,588                *

J-All Partnership                                     126,729                  122,379              4,350                *

Jules I. Epstein, Trustee                              15,100                   14,582                518                *
  J.E. Consulting Services Ltd.
  Employees' Profit Sharing Trust

Arthur W. Johnson/Gaynor D. Johnson                    54,323                   52,459              1,864                *

Samuel A. Jones                                        21,119                   20,396                723                *

Kenneth A. Laningham, trustee,                         52,803                   50,991              1,812                *
  K.A.L. Trust Agreement No. 1
  U.A.D. 03-03-93

Susan K. Keller                                        21,119                   20,396                723                *

Richard N. Laminack and                                15,839                   15,296                543                *
  Mary E. Laminack

Neil Lande Custodian for                               31,680                   30,594              1,086                *
  Caroline Lande

Neil Lande Custodian for                               31,680                   30,594              1,086                *
  Lynne Lande

Neil Lande Custodian for                               31,680                   30,594              1,086                *
  Sara Lande

Neil Lande Custodian for                               31,680                   30,594              1,086                *
  Stephen Lande

Frederick C. Lane                                      82,474(9)                48,104(9)          34,370                *

Robert W. Lary                                         21,119                   20,396                723                *

Michael P. Lawlor and                                  21,119                   20,396                723
  Helen Lawlor

Kenneth L. & Linda P. Lay                              31,680                   30,594              1,086                *

J.C. Ledet                                             15,100                   14,582                518                *

Kenneth C. Leung                                       15,839                   15,296                543                *

Earle S. Lilly                                         31,680                   30,594              1,086                *

Roger P. Lindstedt                                    105,046                   91,784             13,262                *

Robert A. Lurie                                        31,680                   30,594              1,086                *

Dennis P. Lynch                                       185,381(10)              179,581(10)          5,800                *


                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                                                                --------------------------
                                               Number of Shares         Number of Shares
                                              Beneficially Owned           Registered            Number
Name of Selling Shareholder                   Prior to Offering        for Sale Hereby(2)       of Shares          Percent
- ---------------------------                   -----------------        ------------------       ---------          -------
Kristine and C. Berry Madden                           15,839                   15,296                543                *

Milton T. Maddox                                       15,839                   15,296                543                *

MAK International Investment                           83,258(11)               80,670(11)          2,588                *
  Company Limited

Megabank of Arapahoe F.B.O.                            15,839                   15,296                543                *
  Gordon G. Burr, IRA

Ed McAninch                                            31,680                   30,594              1,086                *

William T. McCaffrey                                   33,292(12)               32,258(12)          1,034                *

Kirby Cohn McConnell                                   31,680                   30,594              1,086                *

W. Wallace McDowell, Jr.                               81,102(13)(14)           32,077(13)         49,025                *

James M. McGinley                                      21,119                   20,396                723                *

Nancy Goins McNeil                                     15,839                   15,296                543                *

Hermann Merkin                                         66,204(15)               64,133(15)          2,071                *

Dr. Harold E. Milkey, D.M.D.                           12,670                   12,237                433                *

Brooke A. Mitchell                                     31,680                   30,594              1,086                *

Caroline S. Mitchell                                   15,839                   15,296                543                *

Elizabeth A. Mitchell                                  15,839                   15,296                543                *

Katherine B. Mitchell                                  15,839                   15,296                543                *

Michael W. Mitchell IRA                                31,680                   30,594              1,086                *

Donald F. Moorehead, Jr.                               21,119                   20,396                723                *

George Moorehead IRA                                   21,083                   20,360                723                *

George O. Moorehead SEP                                15,875                   15,332                543                *

Ben T. Morris                                          15,839                   15,296                543                *

Averell H. Mortimer                                    17,317                   16,724                593                *

G. William Moseley                                    316,607                      323            316,284              3.6

G. Robert O'Brien                                     550,543(16)(17)           31,323(16)        519,220              5.6

Thomas J. O'Haren                                      63,363                   61,189              2,174                *

John M. O'Quinn                                       295,705                  285,553             10,152                *

John A. Pinto                                          63,363                   61,189              2,174                *

Anaka K. Prakash                                       31,680                   30,594              1,086                *

David Preisler                                         21,119                   20,396                723                *

Prima Partners L.P.                                   658,027(18)              637,049(18)         20,978                *

Leroy E. Quigley                                       21,119                   20,396                723                *


                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                                                                --------------------------
                                               Number of Shares         Number of Shares
                                              Beneficially Owned           Registered            Number
Name of Selling Shareholder                   Prior to Offering        for Sale Hereby(2)       of Shares          Percent
- ---------------------------                   -----------------        ------------------       ---------          -------
Katherine Day Rauch                                    15,839                   15,296                543                *

Leonard Rauch                                          52,803                   50,991              1,812                *

Chris C. Reidel                                        13,230(19)               12,817(19)            413                *

John S. Reiland                                        21,119                   20,396                723                *

Richard K. and Pamela Gaye                             21,119                   20,396                723                *
  Anderson Reiling TIC

Mary E. Reynolds                                       15,839                   15,296                543                *

William C. Robbins                                     31,680                   30,594              1,086                *

Rosen Family Trust                                     42,242                   40,793              1,449                *

Robert Roten & Carole Roten                            60,406                   58,333              2,073                *
  Co-TTEE's FBO Robert &
  Carole Roten Living Trust
  U.A.D. 1-16-91

Ronald L. Russel Sr. and                               60,216                   58,150              2,066                *
  Shirley J. Russel

Nolan Ryan                                             31,680                   30,594              1,086                *

Sanders Morris Mundy, Inc.                            474,999(20)              474,999(20)             --                *

Brad D. Sanders                                        21,119                   20,396                723                *

Bret D. Sanders                                        21,119                   20,396                723                *

Christine M. Sanders                                   21,119                   20,396                723                *

Don A. Sanders                                        666,982(21)(22)          566,877(22)        100,105              1.2

Katherine U. Sanders                                  179,535                  173,371              6,164                *

Laura K. Sanders                                       21,119                   20,396                723                *

Quinlan Quiros Schnitzer                               31,680                   30,594              1,086                *

Bruce Slovin                                           63,363                   61,189              2,174                *

Sherri D. Spicer                                       54,323                   52,459              1,864                *

Sherri D. Spicer, Trustee                              15,839                   15,296                543                *
Lindsey Spicer #1 Trust

State Street Bank & Trust FBO                          48,347(23)                30,594            17,753                *
  Hadley C. Ford IRA T25422

Dr. Michael W. Stavinoha                               15,100                   14,582                518                *

Theo Patricia Story                                    52,803                   50,991              1,812                *

Neil B. Strauss                                        31,680                   30,594              1,086                *

Donald S. Taylor                                       31,680                   30,594              1,086                *

Dr. Steven D. Thompson                                 30,181                   29,146              1,035                *

                                                                                                   Beneficial Ownership
                                                                                                     After Offering(1)
                                                                                                --------------------------
                                               Number of Shares         Number of Shares
                                              Beneficially Owned           Registered            Number
Name of Selling Shareholder                   Prior to Offering        for Sale Hereby(2)       of Shares          Percent
- ---------------------------                   -----------------        ------------------       ---------          -------
David Towery                                           15,839                   15,296                543                *

Jack T. Trotter                                        63,363                   61,189              2,174                *

Dr. Bruce Van Horn                                     31,680                   30,594              1,086                *

Tony Vallone                                           31,680                   30,594              1,086                *

Gerrit Vreeland                                        30,202                   29,166              1,036                *

Stan Wallace                                           15,839                   15,296                543                *

George M. Waluk                                        31,680                   30,594              1,086                *

Edward L. Whalen                                       15,839                   15,296                543                *

Linett Wilkerson                                       15,839                   15,296                543                *

Leonard Stanley Wolowiec                               45,304                   43,750              1,554                *

         Total..........................           10,033,052                8,798,058          1,234,994



- -----------------------------

(1) The figures for the number of shares and the percentage of shares beneficially owned by the Selling Shareholders after the offering are based on the assumption that all of the Selling Shareholders will sell all of the shares registered for sale hereby. See "Plan of Distribution."

(2) The number of shares of Common Stock listed for each Selling Shareholder, other than The Chase Manhattan Bank, N.A. ("Chase"), Connecticut Development Authority ("CDA") and Creditanstalt Bankverein ("Creditanstalt"), includes the shares of Common Stock which will be issued if, and when, the Selling Shareholder converts its $35.00 Preferred Stock to Common Stock. This number of shares of Common Stock also includes the shares of Common Stock issued through September 30, 1995 as dividends on the $35.00 Preferred Stock. Chase, CDA and Creditanstalt do not hold $35.00 Preferred Stock.

(3)  Includes 12,500 shares of Common Stock issuable upon exercise of a Warrant.

(4)  Includes 5,000 shares of Common Stock issuable upon exercise of a Warrant.

(5)  All 425,000 shares of Common Stock are issuable upon exercise of a Warrant.

(6)  All 750,000 shares of Common Stock are issuable upon exercise of a Warrant.

(7)  All 325,000 shares of Common Stock are issuable upon exercise of a Warrant.

(8)  Includes 6,249 shares of Common Stock issuable upon exercise of a Warrant.

(9)  Includes 3,750 shares of Common Stock issuable upon exercise of a Warrant.

(10) Includes 14,000 shares of Common Stock issuable upon exercise of a Warrant.

(11) Includes 6,249 shares of Common Stock issuable upon exercise of a Warrant.

(12) Includes 2,499 shares of Common Stock issuable upon exercise of a Warrant.

(13) Includes 2,501 shares of Common Stock issuable upon exercise of a Warrant.

(14) Also includes 16,667 shares of Common Stock issuable upon exercise of a stock option. Mr. McDowell is a director of the Company.

(15) Includes 5,000 shares of Common Stock issuable upon exercise of a Warrant.

(16) Includes 1,250 shares of Common Stock issuable upon exercise of a Warrant.

(17) Includes 500,000 shares of Common Stock issuable upon exercise of a stock option. Mr. O'Brien is a director and officer of the Company.

(18) Includes 37,499 shares of Common Stock issuable upon exercise of a Warrant issued to Prima Management Corp, the general partner of Prima Partners, L.P. Two directors of the Company are officers, directors and shareholders of Prima Management Corp. and special limited partners of Prima Partners, L.P.

(19) Includes 999 shares of Common Stock issuable upon exercise of a Warrant.

(20) All 474,999 shares of Common Stock are issuable upon exercise of a Warrant.

(21) Includes 2,501 shares of Common Stock issuable upon exercise of a Warrant.

(22) Includes 40,000 shares of Common Stock as to which Mr. Sanders expressly disclaims beneficial ownership. Does not include 20,901 shares of Common Stock over which Mr. Sanders has dispositive power but does not have beneficial ownership.

(23) Includes 16,667 shares of Common Stock issuable upon exercise of a stock option. Mr. Ford is a director of the Company.

*    Less than 1%.

     All of the Shares being offered hereby were acquired by the Selling Shareholders from the Company in private placement transactions. The Warrants were acquired by Chase, CDA and Creditanstalt in connection with the Company's financings. Assuming the exercise of all the corresponding Warrants and conversion of all of the shares of $35.00 Preferred Stock, the Warrant Shares and Preferred Shares will be acquired by the Selling Shareholders at a purchase price per share of $1.75. The Shares are being included in this offering as a result of certain contractual arrangements with the Selling Shareholders. The Company has agreed to bear certain expenses (other than placement agent fees and expenses of certain advisors to the Selling Shareholders) in connection with the registration of the Shares. All of the Dividend Shares were acquired by the Selling Shareholders as dividends on the $35.00 Preferred Stock at prices based upon the market price of the Common Stock during a period prior to payment of such dividends.

     The sale of Shares by "affiliates" (as such term is defined in Rule 144(a) under the Securities Act) are subject to the volume and manner of sale restrictions set forth in Rule 144. The Company has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep this Registration Statement effective for not less than three years or until two-thirds of certain of the Shares have been sold pursuant to the terms hereof.

                              PLAN OF DISTRIBUTION

     The Sh res offered hereby are being offered directly by the Selling Shareholders. The Company will not receive any proceeds from the sale of any of the Shares by the Selling Shareholders. The sale of the Shares may be effected by the Selling Shareholders from time to time in transactions on the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     At the time a particular offer of Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of Shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by the Company and the Selling Shareholders.

     The sale of Shares by affiliates are subject to the volume and manner of sale restrictions set forth in Rule 144.

     The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Selling Shareholder Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify certain Selling Shareholders and their affiliates against certain liabilities, including liabilities under the Securities Act. Certain Selling Shareholders have agreed to indemnify the Company and its affiliates against certain liabilities, including liabilities under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

     The Company has agreed to bear certain expenses (other than selling commissions and fees and expenses of certain advisors to the Selling Shareholders) in connection with the registration of the Shares.

               ISSUANCE OF THE WARRANT SHARES AND USE OF PROCEEDS

     The Warrant Shares are issuable upon the exercise of outstanding Warrants. The aggregate gross proceeds that the Company could receive on the exercise of all of the corresponding Warrants is $3,631,243. The Company intends to use any net proceeds from the exercise of the Warrants for general corporate purposes, including working capital. None of the proceeds from the sale of the Shares will be received by the Company.

                                  LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, New York, New York.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                                8,798,058 Shares

                            U.S. HomeCare Corporation

                                  Common Stock

                                   PROSPECTUS

                                  May 30, 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth an estimate of the expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered:

                                                                 Amount to
                                                                  Be Paid
                                                                  -------

Registration Fee-- SEC .....................................      $ 6,447
Legal Fees and Expenses ....................................       15,000
Accounting Fees and Expenses ...............................        6,900
Miscellaneous ..............................................        1,653
                                                                  -------
Total ......................................................      $30,000
                                                                  =======

Item 15.  Indemnification of Directors and Officers

     Reference is made to Article IX of the Registrant's Restated Certificate of Incorporation filed as Exhibit 3(a) to the Registrant's Registration on Form S-1 (Registration No. 33-40288), Article VI of the Registrant's ByLaws filed as
Exhibit 3(b) to the Registrant's Registration on Form S-1 (Registration No. 33-40288) and Sections 717 through 720 of the New York Business Corporation Law.

Item 16.  Exhibits

     The following is a list of Exhibits filed as part of the Registration
Statement:

4.1  Specimen Certificate for Shares of Registrant's Common Stock.

4.2 Provisions of the Restated Certificate of Incorporation and By-laws of the Registrant defining the rights of holders of Common Stock of the Registrant, incorporated herein by reference to Exhibit 3(a) to the Registrant's Registration Statement on Form S-1 (Registration No. 33-40288) and to Exhibit 3(b) to the Registrant's Registration Statement on Form S-1 (Registration No. 33-40288).

5.   Opinion and Consent of Brobeck, Phleger & Harrison LLP.

23.1 Consent of Deloitte & Touche LLP, independent certified public accountants.

23.2 Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5).

24.  Powers of Attorney.

Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1993, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1993, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1993, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on May 28, 1996.

                                            U.S. HOMECARE CORPORATION

                                            By:  /s/ G. Robert O'Brien
                                                -------------------------------
                                                G. Robert O'Brien
                                                President, Chief Executive
                                                Officer and Director

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 28, 1996.

Signature                                    Title

By: /s/ G. Robert O'Brien                    President, Chief Executive Officer
    ----------------------------             and Director
    G. Robert O'Brien

By: /s/Stephen H. Matheson                   Vice President, Finance and Chief
    ----------------------------             Financial Officer (Principal
    Stephen H. Matheson                      Financial and Accounting Officer)

By: /s/Jay C. Huffard                        Director
    ----------------------------
    Jay C. Huffard

By: /s/W. Wallace McDowell, Jr.              Director
    ----------------------------
    W. Wallace McDowell, Jr.

By: /s/W. Edward Massey                      Director
    ----------------------------
    W. Edward Massey

By: /s/Shawkat Raslan                        Director
    ----------------------------
    Shawkat Raslan

By: /s/Susan S. Robfogel                     Director
    ----------------------------
    Susan S. Robfogel

By: /s/John R. Gunn                          Director
    ----------------------------
    John R. Gunn

By: /s/Hadley C. Ford                        Director
    ----------------------------
    Hadley C. Ford

*By:
    ----------------------------             Attorney-in-Fact
     Stephen H. Matheson


                                                   EXHIBIT INDEX

Exhibit
  No.                                                Description                                               Page
  ---                                                -----------                                               ----
4.1      Specimen Certificate for Shares of Registrant's Common Stock...................................

4.2      Provisions of the Restated Certificate of Incorporation and By-laws of the Registrant defining the rights of holders of Common Stock of the Registrant, incorporated herein by reference to Exhibit
         3(a) to the Registrant's Registration Statement on Form S-1 (Registration No. 33-40288) and to
         Exhibit 3(b) to the Registrant's Registration Statement on Form S-1 (Registration No.
         33-40288)......................................................................................

 5.      Opinion and Consent of Brobeck, Phleger & Harrison LLP.........................................

23.1     Consent of Deloitte & Touche LLP, independent certified public accountants.....................

23.2     Consent of Brobeck Phleger & Harrison LLP (included in the opinion filed as Exhibit 5).........

24.      Powers of Attorney.............................................................................